FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2011
Commission File Number 2-68279
RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)
13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd. (Registrant)
Date: June 2, 2011	By:	/s/ Takashi Nakamura
		Name:	Takashi Nakamura
		Title:	Deputy President Chief Human Officer

(Translation)
(Securities Code: 7752)
June 2, 2011
NOTICE OF
111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholder,
We would like to express our deepest sympathy to all those affected by the Great East Japan Earthquake and Tsunami.
The Company would hereby like to inform you that the 111th Ordinary General Meeting of Shareholders will be held as follows, and would be grateful if you could attend the meeting.
Those who will not be able to attend the meeting on the day are kindly requested to consider the appended “Reference Material for Ordinary General Meeting of Shareholders” and exercise their voting rights in writing or via the Internet no later than 5:30 p.m., Thursday, June 23, 2011.
[Exercise of voting rights in writing]
Please indicate your “approval or disapproval” for each of the proposals on the voting form enclosed herewith and return the form by the above-mentioned deadline.
[Exercise of voting rights via the Internet]
Please access the website designated by the Company for the Exercise of Voting Rights (http://www.web54.net), use the “Voting right exercise code” and “Password,” both shown in the voting form, and enter your approval or disapproval for each of the proposals following the instructions displayed on the screen.
When exercising your voting rights through the Internet website, please read “Guidelines for Exercise of Voting Rights via the Internet” on pages 3 and 4.

Yours faithfully,
Shiro Kondo,
Representative Director,
President and Chief Executive Officer
Ricoh Company, Ltd.
1-3-6 Nakamagome, Ohta-ku, Tokyo

1. Date and Time:	Friday, June 24, 2011, from 10:00 a.m.
2. Venue:	Ricoh’s registered head office: 1-3-6 Nakamagome, Ohta-ku, Tokyo
3. Purpose:
Items to be reported:
1.    The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011)

2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011)
Items to be resolved:
Agenda 1:	Appropriation of surplus
Agenda 2:	Partial amendments to the Articles of Incorporation
Agenda 3:	Election of one (1) Director
Agenda 4:	Election of one (1) Corporate Auditor
Agenda 5:	Election of one (1) Substitute Corporate Auditor
Agenda 6:	Payment of bonuses to Directors
4. Treatment of voting rights
(1)
When voting rights are exercised both in writing and via the Internet, the vote received later shall be deemed effective. However, if votes are received on the same day, the vote registered via the Internet shall be deemed effective.

(2)	When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.
Notes:

1.	Shareholders are requested to submit the appended voting form at the reception desk when attending.

2.
If there is any revision to the Reference Material for Ordinary General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, notification of such revision will be given on the Company’s website (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

Guidelines for Exercise of Voting Rights via the Internet
The Online Voting Website

Online votes can only be cast from the Online Voting Website below specified by the Company. Please note that you will not be able to use cellular phones as a terminal for exercising voting rights via the Internet.

Online Voting Website: http://www.web54.net
Handling of Votes
•	To exercise your voting rights via the Internet, use the “Voting right exercise code” and “Password” in the included voting form, and enter your votes following the on-screen guidance.

•	When you access the designated website, you are requested to create a new eight-digit password. Please prepare the eight-digit password in advance.

•	Please cast your votes as early as possible. The deadline for voting is Thursday, June 23, 2011 at 5:30 p.m., the day before the Ordinary General Meeting of Shareholders will be held.

•	If you vote multiple times, the last vote that we receive will be counted as your vote. If we receive online votes and paper votes on the same day, the online votes will be counted as the valid vote.

•	Expenses incurred when accessing the website designated for exercising voting rights (fees for Providers and carriers such as ISP access charges) shall be borne by shareholders.
Handling of the Password
•
Please keep secret the new password you create because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet.

(We regret that we will not be able to answer questions you may wish to ask regarding a new password.)

•
If the password is entered incorrectly a predetermined number of times, then the site will become locked and you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet. If you would like your password to be re-issued, please follow the on-screen guidance.

•	The voting right exercise code on the voting form is valid only for this Ordinary General Meeting of Shareholders.
For Institutional Investors
In addition to the way explained above, institutional investors can also use the “Electronic Voting Platform” operated by ICJ Inc. in order to cast their votes for this Ordinary General Meeting of Shareholders electronically.

Inquiries Relating to Computer Operation, Etc.
Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:
Exclusive Information Site for Ricoh:
http://www.ricoh.com/IR/contact.html
System Requirements
When exercising your voting rights via the Internet, please make sure that your system meets the following requirements.
•	The screen resolution must be at least 800 x 600 pixels (SVGA).

•	The following applications must be installed.
A.	As your web browser, Microsoft® Internet Explorer version 5.01 SP2 or later

B.	As your PDF file viewer, Adobe® Acrobat® Reader™ version 4.0 or later, or Adobe® Reader® version 6.0 or later
*
Internet Explorer is a trademark or registered trademark and a product name of Microsoft Corporation in the United States and other countries. Adobe® Acrobat® Reader™ and Adobe® Reader® are trademarks or registered trademarks and product names of Adobe Systems Incorporated in the United States and other countries.

*	This software is available free of charge on each company’s website.
•	Please disable (or temporarily disable) any popup blockers enabled in your browser, any add-in tools, or the like.

•
If you cannot access the site above, please check the settings of your firewall, proxy server, antivirus software, and the like, as the configuration of this software could restrict connection to the Internet.

Reference Material for Ordinary General Meeting of Shareholders
Agenda 1: Appropriation of surplus
After considering the earnings results for the current fiscal year, the strengthening of our corporate structure as well as our outlook for future development of operations, we propose the appropriation of surplus to be as follows:
1. Year-end dividends
Year-end dividends for the current fiscal year will be paid as follows:
(1)	Type of dividend assets

Cash

(2)	Matters concerning allocation of dividend assets and the total amount

We propose a year-end dividend of ¥16.5 per common share of the Company, which is the same amount as the previous fiscal year-end. The total amount of dividends will be ¥11,970,794,022.

Accordingly, the annual dividend for the current fiscal year, being the total of the interim and year-end dividends, amounts to ¥33 per share.

(3)	Effective date of the distribution of surplus

We propose that the effective date of the distribution of surplus be June 27, 2011.
2. Other appropriation of surplus
(1) Item of surplus whose amount is to be increased and the amount thereof

1) Retained earnings brought forward	¥14,905,100,000
2) Reserve for social contribution:	¥94,900,000
(2) Item of surplus whose amount is to be decreased and the amount thereof

1) General reserve:	¥15,000,000,000

Agenda 2: Partial amendments to the Articles of Incorporation
1. Reasons for the proposal
(1)
Amendments will be made to the purpose of business in Article 3 (Objectives) of the current Articles of Incorporation in order to clarify the Company’s business activities in line with the current status of its business and to cope with the diversification of its business activities.

(2)
With regard to the method of public notices, considering the widespread use of the Internet, the method of public notices will be changed from the Nihon Keizai Shimbun as stipulated in Article 5 (Method of Public Notices) of the current Articles of Incorporation to electronic public notices for the purpose of enhancing convenience and rationalizing the public notice procedure. In addition, if the Company is unable to issue an electronic public notice due to any unavoidable reason, measures for this case will be specified.

2. Contents of amendment
Proposed amendments are as follows:

(The parts underlined are those amended.)

Prior to Revision	Revised
Objectives	Objectives

Article 3.	Article 3

The objectives of the Company are to engage in the following businesses:	The objectives of the Company are to engage in the following businesses:

1.    Manufacture, sale and installation work and electrical communication work of optical, office, audio, electric and measuring equipment, other general machinery and equipment and accessories and supplies therefor.

1.    Manufacture and sale of optical equipment, office equipment, printing equipment, audio equipment, electrical equipment, electronic equipment, communication equipment, precision equipment, measuring equipment, lighting equipment, healthcare equipment, other general machinery, and accessories and supplies thereof;

(Newly established)
2.    Manufacture and sale of electronic devices relating to the products described in any of the foregoing items and other products, as well as production and sale of software relating to the products described in any of the foregoing items and other products;

(Newly established)	3. Installation work and electrical communication work of the products described in any of the foregoing items;

2. Manufacture and sale of photographic sensitive materials and duplicating papers.	4. (Unchanged)

3. Manufacture and sale of various raw materials for photographic sensitive materials, and various chemical materials for chemical industries	5. (Unchanged)

4. Manufacture, processing and sale of papers, pulps, textiles, general merchandise and by-products thereof.	6. (Unchanged)

5. Investment in, or sale of the products of, other companies;	7. (Unchanged)

Prior to Revision	Revised
6. Import and Export of the goods described in any of the foregoing items and other goods of every kind and description;	8. (Unchanged)

(Newly established)	9. Collection, recycling, and trading of used items relating to the products described in any of the foregoing items;

(Newly established)	10. Telecommunication business, and information services business, such as information processing, information provision, etc;11. Provision of business representative service

(Newly established)	11. Provision of business representative service;

(Newly established)	12. Investigation and analysis concerning the environment, and consulting concerning the reduction of the environmental impact;

7. Brokerage business for casualty insurance and insurance brokerage under the Automobile Liability Security Law of Japan.	13. (Unchanged)

8. Direct marketing through the Internet, facsimile, telephone, etc.; and	14. (Unchanged)

(Newly established)	15. Business relating to printing, publishing, leasing, financing, cargo handling, transport, warehousing, clothing, hotel, as well as leasing, sale, brokering and administration of real estate;

(Newly established)	16. Investigation, Survey, research and development, establishment of system, and consulting incidental or relating to any of the foregoing items; and

9. Any and all business incidental or relating to any of the foregoing items.	17. (Unchanged)

(Method of Public Notice)	(Method of Public Notice)

Article 5.	Article 5.

Public notices of the Company shall appear in the Nihon Keizai Shimbun.	Public notices of the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall appear in the Nihon Keizai Shimbun.

Agenda 3: Election of one (1) Director
The Company proposes the appointment of one (1) Director at this meeting as a means of strengthening the management structure.
Since Mr. Kazuo Togashi is a Director who will be appointed as an additional member of the Board of Directors, the tenure of office of Mr. Kazuo Togashi will last until the expiration of the tenure of office of the Directors currently in office in accordance with the Company’s Articles of Incorporation.
The candidate for Director is as follows:

	Brief personal profile, position and responsibilities at the		Number of the
Name	Company		Company’s
(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
Kazuo Togashi (November 28, 1949)	Apr. 1972	Joined the Company	7,000
	Apr. 1998	President of Ricoh Europe B.V.
	June 2000	Senior Vice President
	Apr. 2002	Chairman of said company, Chairman of NRG Group PLC
	June 2002	Executive Vice President
	June 2003	Managing Director
	June 2005	Corporate Senior Vice President(Current)
	Apr. 2006	General Manager of International Business Group
	June 2007	Chairman of Ricoh India Ltd.
	Jan. 2008	Chairman of Ricoh China Co., Ltd.
	June 2009	Senior Vice President (Current) General Manager of Americas Marketing Group (Current), Chairman and CEO (Chief Executive Officer) of Ricoh Americas Corporation
	Apr. 2010	*Chairman and CEO (Chief Executive Officer) of Ricoh Americas Holdings, Inc. (Current)
	July 2010	*Chairman and CEO (Chief Executive Officer) of Ricoh Americas Corporation (Current)
Note:    There are no special interests between the candidate and the Company.

Agenda 4: Election of one (1) Corporate Auditor
Mr. Shigekazu Iijima, Corporate Auditor, will resign at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes the appointment of one (1) Corporate Auditor at this meeting.
Since Mr. Mitsuhiro Shinoda is not meant to be a substitute for Mr. Shigekazu Iijima, the tenure of office of Mr. Mitsuhiro Shinoda will expire at the conclusion of the Ordinary General Meeting of Shareholders for the last fiscal year expiring within a four year period after his appointment, in accordance with the Company’s Articles of Incorporation.
The Board of Corporate Auditors has given its consent to this agenda.
The candidate for Corporate Auditor is as follows:

Number of the
Name	Brief personal profile and position at the Company		Company’s
(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
Mitsuhiro Shinoda (November 23, 1953)	Apr. 1978	Joined the Company	0
	Oct. 2000	General Manager of Group Management Department of Corporate Planning Division
	Apr. 2001	General Manager of Audit Office
	June 2003	General Manager of Finance Department of Finance and Accounting Division
	Nov. 2004	General Manager of Internal Management & Control Office of Finance and Accounting Division
	Apr. 2007	General Manager of Internal Management & Control Division
	July 2010	General Manager of Management Center Chubu Sales Division of RicohJapan Co, Ltd.(Current)
	June 2011	Retirement from RicohJapan Co, Ltd. (Scheduled)
Note:    There are no special interests between the candidate and the Company.

Agenda 5: Election of one (1) Substitute Corporate Auditor
The Company proposes to appoint in advance one (1) Substitute Outside Corporate Auditor as a substitute for Outside Corporate Auditors Mr. Takao Yuhara, and Mr. Tsukasa Yunoki, so that audit operations can be carried out continuously even in the case where the number of Corporate Auditors falls below the number required by law.
The above appointment may be nullified by resolution of the Board of Directors with the consent of the Board of Corporate Auditors only before the candidate assumes as Outside Corporate Auditor.
The Board of Corporate Auditors has given its consent to this agenda.
The candidate for Substitute Outside Corporate Auditor is as follows:

Number of the
Name	Brief personal profile		Company’s
(date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
Kiyohisa Horie (March 7, 1948)	Apr. 1970	Joined Horie Morita Audit Office (now: Meiji Audit Corporation) Joined Showa Accounting Office	0
	Aug. 1980	Registered as Certified Public Accountant
	Mar. 1988	Registered as Tax Accountant
	Apr. 1988	*Senior Partner of Meiji Audit Corporation (Current)
	May 1988	*Representative Director of Showa Accounting Office (Current)
Managing Partner of Meiji Audit Corporation (Current)
	May 1998	*Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)
Notes:

1.	There are no special interests between the candidate and the Company.

2.	Mr. Kiyohisa Horie is a candidate for Substitute Outside Corporate Auditor.

3.
With his insight and longstanding experience as a certified tax accountant and certified public accountant, we have judged that the candidate Mr. Kiyohisa Horie is an appropriate person to be a Corporate Auditor of the Company. Hence, we propose him as a Substitute Corporate Auditor.

4.
If approval is given for Mr. Kiyohisa Horie to be appointed as Substitute Corporate Auditor of the Company and Mr. Kiyohisa Horie assumes the post of Outside Corporate Auditor, the Company will execute a liability limitation contract with him to limit liability for damages to the higher of ¥5,000,000 or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Agenda 6: Payment of bonuses to Directors
The Company proposes that bonuses amounting to ¥82.82 million be paid to the nine (9) Directors (excluding Outside Directors) who are at the office of Directors during the current fiscal year, based on the Company’s earnings results and other factors. The Company requests that the details such as specific amount to be paid to each Director, timing and manner of payment be left to the decision of the Board of Directors.

To Our Shareholders
We would like to take this opportunity to express our sincere appreciation for our shareholders’ continuous support to us in stating our business report for 111th business term, from April 1, 2010 to March 31, 2011.
Consolidated net sales of the Ricoh Group for the fiscal year under review amounted to ¥1,942.0 billion, which represents a decrease of 3.7% from the previous year, while net income attributable to Ricoh Company, Ltd. was ¥19.6 billion, a decrease of 29.5% from previous year.
With regard to dividends, we would like to propose a year-end dividend of ¥16.5 per share at the 111th Ordinary General Meeting of Shareholders. In addition to the interim dividend already disbursed, the total dividend for the fiscal year under review would amount to ¥33 per share, the same amount as the previous fiscal year.
It is true that there are various uncertain factors in the economic situation, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of ¥2,090.0 billion and net income attributable to Ricoh Company, Ltd. of ¥29.0 billion in the fiscal year ending March 31, 2012.
Under the 17th Mid-Term Management Plan in which we announce our goals from the fiscal years ending March 2012 to March 2014, the Ricoh Group will strive to achieve further growth and development through creating new business and focusing on core business as well as highly efficient management. By implementing these initiatives, we aim to meet the expectations of our shareholders.
We look forward to your support and encouragement to the Ricoh Group from now on.

Sincerely,

June 2011

Masamitsu Sakurai,
Chairman of the Board and
Director, Chairman

Shiro Kondo,
Representative Director,
President and Chief Executive Officer

Reference Documents Attached to Notice of 111th Ordinary General Meeting of Shareholders
Business Report for 111th Business Term
(April 1, 2010 — March 31, 2011)
(The following is an unofficial English translation of the Reports for the 111th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)
1.	Status of the Ricoh Group

(1)	Operating conditions for the fiscal year under review

(i)	Operating progress and results
•	Overview
Business Environment
During the fiscal year under review, despite the moderate recovery trend, generally harsh economic conditions persisted in the global economy.
Although the U.S. and Europe are following an economic uptrend, uncertainties remained about such issues as the debt crisis in Europe, political instability in the Middle East and North Africa, and a surge in crude oil prices stemming from such instability. While Asian countries, mainly China, maintained a high level of economic growth and was a driving force of the global economy.
The Japanese economy showed some signs of a modest recovery due to such factors as economic stimulus measures implemented by the government and an expansion of demand in emerging countries. However, owing to the significant appreciation of the yen in the foreign exchange markets, increasing deflation, as well as the enormous damage caused by the Great East Japan Earthquake in March, 2011, the Japanese economy faced challenging conditions.
The Great East Japan Earthquake caused damage to the Company’s premises and facilities engaged in production, sales, maintenance service and research and development and other activities at various locations in Tohoku and Kitakanto regions. On top of these damages, disruption of transport infrastructure as well as shortage of supply of fuel and materials had a huge impact on our shipment of products.
The RICOH Way and RICOH Brand Benefits
The Ricoh Group sets The RICOH Way, which is based on our founding principles and management philosophy, as basis of our business activity. In The RICOH Way, Ricoh Group aims “to be the most trusted brand with irresistible appeal in the global market” and has as its mission “committed to providing excellence to improve the quality of living” and “to save the precious earth and fulfill its responsibilities for creating sustainable society”.
To these ends, Ricoh is providing innovative products and services to all customers who handle information, based on RICOH Brand Benefits of “Harmonize with the environment”, “Simplify your life and work”, and “Support knowledge management”. Also, Ricoh aims to earn greater trust by continuing to contribute to the improvement of customers’ productivity and knowledge creation in aiming to continue growing.

Medium and Long Term Management Strategy
In the Imaging and Solutions category, Ricoh will continue to release new products through ongoing reinforcement of product development that enhances compatibility with network and realizes high image quality and high environmental performance. Ricoh Group plans to utilize its strengths such as customer contact capabilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations.
Specifically, we will step up our efforts to provide customer value focusing on customers’ main concerns such as review of business process, assurance of information security, containment of the overall cost to introduce and operate office equipment, compliance, and reduction of environmental burden.
For example, we will provide solutions to customers’ business challenges along with enhancement of productivity, by offering services including the managed document services (MDS), which is outsourcing document management to enable the visualization and analysis of also the unseen aspects of operations to propose improvements, and the IT services which cover aspects including support to customers for introduction and exploitation of IT, information security, provision of solutions to the problems such as those concerning business successions.
Production printing business has continued to strengthen. Ricoh provides optimum solutions for dealing with individual client requests including improvements of business process, along with enhanced product line.
Ricoh is upgrading color laser printers and GelSprinterTM line of color-inkjet printers to boost growth of its low-end business, and accelerating the production printing business, thus expanding its business areas in the printing market.
In the Industrial Products category, allocation of the resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between diverse technical fields and business areas in order to create new businesses.
Furthermore, for Imaging and Solutions category as well as Industrial Products category, Ricoh will be boosting its revenues in China and other emerging markets by marketing products that best fit the local market characteristics, in line with the expansion of the distribution network.
In order to increase and create customer value and boost our earning power across our various businesses, it is important to secure competitive superiority through technology. Ricoh will continue to actively undertake new initiatives designed to strengthen its technical abilities.

New Products from Imaging & Solutions
In the Imaging and Solutions category, Ricoh has continued to introduce new products and further enhance its product line throughout the fiscal year under review.
As for digital color multifunction equipment, Ricoh introduced the “imagio MP C5001/C4001/C3301/C2801 series” which achieves excellent environmental performance and pursues improvement in operational efficiency and user-friendliness. Also, mainly for personal offices or small-scale business offices, Ricoh launched the “imagio MP C2201 series” which achieves high environmental performance and pursues cost reduction and improvement in operational efficiency.
As a result of these new product launches, Ricoh’s stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.
As for color printers, Ricoh launched the “IPSiO SP C320” which achieves enhanced durability, environmental performance, and compatibility for variety of paper sizes mainly for small and medium-sized offices. In addition, Ricoh introduced “IPSiO SP C420” as a top-of-the-line A4-sized color laser printer primarily for large and medium-sized offices. This printer realizes high productivity and durability, increased paper feeding power, advanced security functions, and improved operability.
With respect to the production printing business, Ricoh launched “RICOH Pro C901/C901S” with higher image quality, improved compatibility with a variety of paper sizes and operability, in addition to high-speed performance of existing equipment. As a result, this led to large market shares in Japan and overseas.
Expansion of growth business areas
With the further business expansion of our production printing business in mind, Ricoh has developed group- wide business infrastructures which include management resources acquired through business acquisition — for the development and sales and so on of its production printing business. Also, Ricoh entered into a global strategic cooperation alliance with Heidelberger Druckmaschinen AG, a Germany-based major printing company, to strengthen production printing business.
In the Industrial Products category, Ricoh has reinforced the development of new device and module businesses which are to be based on the cooperative planning, development/production and sale of, among others, semiconductors, electronic component and optical equipments.
Finally, in the projection system business which we newly entered as part of our mission to increase the value provided to our customers in the field of communications, including images and sounds, Ricoh launched the new projector “IPSiO PJ series”. Ricoh offers the full spectrum of services from projector sales to solution proposals to meet customer demands.
Performance in the fiscal year under review
Net sales amounted to ¥1,942.0 billion, down 3.7% from the previous year, due to the effects of appreciation of the yen in the foreign exchange markets and the Great East Japan Earthquake. Gross profit, despite the increased sales of value-added high-margin products in addition to ongoing cost reduction, decreased by 3.9% from the previous year to ¥790.0 billion, due mainly to the appreciation of the yen. The cost reduction efforts contributed largely to a decline in selling, general and administrative expenses. Consequently, Selling, general and administrative expenses decreased by 3.5% from the previous fiscal year to ¥729.8 billion. Operating income was down 8.8% year on year to ¥60.1 billion, and net income attributable to Ricoh Company, Ltd. decreased by 29.5% from the previous year to ¥19.6 billion.

Social Action Programs
Part of the company’s profits has been set aside for the Social Action Program Fund, which focuses on the two areas of “global environmental preservation” and “training youth”. To this end, Ricoh has continued to run various social action programs such as “Preservation of the forest ecosystem”, “The Ichimura Nature School Kanto” and “The Ricoh Science Caravan”.
•	Consolidated sales by category (consolidated basis)

Category	Sales (billions of yen)	Percentage of total	Change (%)
Imaging & Solutions	1,713.3	88.2	-4.3
Imaging Solutions	1,429.8	73.6	-5.7
Network System Solutions	283.4	14.6	3.4
Industrial Products	106.8	5.5	5.1
Other	121.8	6.3	-2.0

Total	1,942.0	100.0	-3.7

•	Consolidated sales by region (consolidated basis)

Region	Sales (billions of yen)	Percentage of total	Change (%)
Japan	875.8	45.1	-0.1
Overseas	1,066.1	54.9	-6.5
The Americas	521.9	26.9	-6.4
Europe	413.9	21.3	-9.7
Other	130.2	6.7	5.5

Total	1,942.0	100.0	-3.7

Japan (down 0.1% year on year to ¥875.8 billion)
The Japanese economy showed some indications of a moderate recovery from the second half of the previous year. However, an unpredictable situation continued because of the sharp appreciation of the yen against the U.S. dollar and the euro as well as the downturn in the stock market. Capital investments remained suppressed and consumer spending continued to be weak due to sluggish corporate performance because of the appreciation of the yen and other factors. As such, the business environment surrounding Ricoh was harsh.

The Americas (down 6.4% year on year to ¥521.9 billion)
In the Americas, an unpredictable situation continues despite the recovery in consumer spending and capital investment in the United States. Since such initiatives as the reinforcement of the sales structure and expansion of sales channels through the acquisition of IKON in fiscal year 2009 made up for the contraction of the market, sales in the Imaging & Solutions segment, our main segment, increased from the previous fiscal year on a local currency basis. However, owing to the abrupt appreciation of the yen against the U.S. dollar, sales decreased on a yen basis.
Europe (down 9.7% year on year to ¥413.9 billion)
In Europe, although the economy showed a recovery trend as evidenced by the increase in European exports to other regions due to the depreciation of the euro, uncertainty remained because of widening intra-regional economic disparities stemming from the financial crisis and employment insecurity in some countries. In addition, the euro depreciated sharply.
Other (up 5.5% year on year ¥130.2 billion)
The Other regions include China, Asia and Oceania. The emerging markets, such as China and India, achieved brisk growth. Since Ricoh strengthened its sales capabilities mainly in the emerging markets, sales in the Imaging & Solutions segment increased from the previous fiscal year in spite of the appreciation of the yen.

Imaging & Solutions (Sales down 4.3% year on year to ¥1,713.3 billion)
In the Imaging & Solutions segment, which consists of Imaging Solutions and Network System Solutions, even though the sales of color products increased, overall sales decreased due to the appreciating yen. As a result, sales in Imaging & Solutions segment decreased by 4.3% from the previous fiscal year to ¥1,713.3 billion.
Imaging Solutions (Sales down 5.7% year on year to ¥1,429.8 billion)
As for MFPs, the sales of color products remained steady, while the sales of monochrome products decreased compared to the previous fiscal year. As for production printing business, the sales of color products increased as well. As a result, overall sales in this category decreased by 5.7% compared to the previous fiscal year to ¥1,429.8 billion. The sales excluding the impact of forex fluctuations would have increased by 0.8%.
Network System Solutions (Sales up 3.4% year on year to ¥283.4 billion)
Sales in this category increased by 3.4% from the previous fiscal year to ¥283.4 billion, due to expanding MDS (Managed Document Service) and IT service around the world.

Industrial Products (Sales up 5.1% year on year to ¥106.8 billion)
Sales of semiconductor devices, optical equipment and electric components increased as compared to the previous fiscal year. As a result, sales in the Industrial Products segment increased by 5.1% from the previous fiscal year to ¥106.8 billion.
Other (Sales down 2.0% year on year to ¥121.8 billion)
As the sales of digital cameras decreased mainly in the overseas market, sales in the Other segment decreased by 2.0% from the previous fiscal year to ¥121.8 billion.

(ii) Plant and equipment investment
In the fiscal period under review, the Ricoh Group invested a total of ¥66.9 billion (including an investment of ¥28.5 billion by the Company) in plant and equipment, mainly comprising the following.
(a) Major equipment and facility expansions completed during the fiscal year:
•	Construction of a new building in the Ricoh Technology Center

•	Equipment-related supplies plant (Tohoku Ricoh)
(b) Major equipment and facility expansions in progress in the fiscal year:
•	Equipment-related supplies plant (Numazu Plant)

(iii) Fund procurement
In June 2010, the Company issued ¥60.0 billion of unsecured straight bonds in order to allocate them as funds for ¥55.0 billion of early premature redemption of Euro Yen Zero Coupon Convertible Bonds with stock acquisition rights.

(2) Status of assets and profit/loss in three business years
•	Transition of assets and profit/loss of the Ricoh Group

	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended
Items	March 2008	March 2009	March 2010	March 2011
Net sales (billions of yen)	2,219.9	2,091.6	2,016.3	1,942.0
Income before income taxes and equity in earnings of affiliates (billions of yen)	174.6	30.9	57.5	45.4
Net income attributable to Ricoh Company, Ltd. (billions of yen)	106.4	6.5	27.8	19.6
Net income per share attributable to Ricoh shareholders (yen)	146.04	9.02	38.41	27.08
Total assets (billions of yen)	2,214.3	2,513.4	2,383.9	2,262.3

Total Ricoh shareholders’ equity (billions of yen)	1,080.1	975.3	973.3	929.8

Notes:

1.	The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2.
Net income per share attributable to Ricoh shareholders is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

•	Transition of assets and profit/loss of the Company

	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended
Items	March 2008	March 2009	March 2010	March 2011
Net sales (billions of yen)	1,036.2	948.3	849.0	842.2
Ordinary income (billions of yen)	79.5	39.7	26.9	7.1
Net income (billions of yen)	54.6	23.0	23.3	9.7
Net income per share (yen)	74.99	31.90	32.12	13.39
Total assets (billions of yen)	1,067.8	1,260.6	1,272.9	1,252.4
Net assets (billions of yen)	761.2	764.7	767.0	752.1
Note:
Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

(3) Status of major subsidiaries
•	Status of major subsidiaries (as of March 31, 2011)

		Investment
Name	Paid-in capital	ratio (%)	Principle business
Tohoku Ricoh Co., Ltd.	2,272 million JPY	100.0	Manufacturing of office equipment
RICOH JAPAN Corporation (Note 4)	2,517 million JPY	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	2,128 million JPY	100.0	Maintenance service and sale of office equipment
Ricoh Leasing Company, Ltd. (Note 1)	7,896 million JPY	51.1	General leasing
RICOH ELECTRONICS, INC (Note 1)	27 million USD	100.0	Manufacturing of office equipment and related supplies
RICOH AMERICAS CORPORATION (Note 1)	1,286 million USD	100.0	Sale of office equipment
InfoPrint Solutions Company, LLC (Note 1)	(Note 2)	100.0	Sale of office equipment
IKON Office Solutions, Inc. (Note 1)	1,128 million USD	100.0	Sale of office equipment
RICOH EUROPE HOLDINGS PLC (Note 3)	1.9 million GBP	100.0	Holding company of sales in the European region
RICOH ASIA INDUSTRY LTD.	180 million HKD	100.0	Sale of office equipment
Notes:

1.
The respective percentage of total investment ratio for Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., RICOH AMERICAS CORPORATION, InfoPrint Solutions Company, LLC, IKON Office Solutions, Inc. include voting rights of those shares held by subsidiaries.

2.	No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

3.	RICOH EUROPE HOLDINGS PLC is a holding company which was established as business restructuring in Europe.

4.
RICOH JAPAN Corporation (formerly Ricoh Sales Co., Ltd.) on July 1, 2010, conducted a company split in respect of the Company’s sales business division (excluding certain section of business) in which the Company was the splitting company in an absorption-type split, while RICOH JAPAN Corporation (formerly Ricoh Sales Co., Ltd.) was the succeeding company in an absorption-type split, along with an absorption-type merger in which RICOH JAPAN Corporation (formerly Ricoh Sales Co., Ltd.) was the surviving company, while six of the Company’s wholly-owned subsidiaries (Ricoh Hokkaido Co., Ltd., Ricoh Tohoku Co., Ltd., Ricoh Chubu Co., Ltd., Ricoh Kansai Co., Ltd., Ricoh Chugoku Co., Ltd., and Ricoh Kyushu Co., Ltd.) were the companies absorbed, and changed its trade name to RICOH JAPAN Corporation on the same date.

(4) Issues the Ricoh Group faces
While the world economy is following a moderate recovery trend, it is expected to remain uncertain due to risk factors such as soaring crude oil prices due to the political instability in Middle East and North Africa, and the financial turmoil in Europe. The Japanese economy is in a formidable situation after having suffered massive damage by the Great East Japan Earthquake that struck in March 2011, let alone the adverse effects from the expiry of the stimulus policy package and the appreciation of the yen. Also, although the recovery of production bases and sales offices of the Ricoh Group that were damaged by the earthquake is making progress, future corporate activity may be severely affected if it will take time to solve problems such as power shortage and difficulties in procuring parts due to the earthquake.
Under such circumstance, the Ricoh Group will make our maximum effort to provide support to the general restoration and reconstruction activities, as well as products and services that specifically help our customers to carry on their businesses without interruptions, while carrying on our own business by mobilizing the Group’s collective strength to minimize the impact of the earthquake on our business performance.
The Ricoh Group will strive to further execute “high efficiency management”, one of its ongoing challenges. We will accelerate the transformation toward robust corporate culture under which steady profits can be maintained and its growth can be achieved by corresponding to changes of demand. Through activities under the CRGP (Corporate Restructuring and Growth Project), we will increase management efficiency via a number of measures, including creating new business and focusing on core business, integrating development and production bases, and reorganization of the sales forces. In addition, we will drastically reform the way to utilize human resources, and transfer a substantial number of employees from existing business domains to future growth domains.
In the Imaging & Solutions category, we will accelerate the contribution of management resources acquired through business acquisition to profit, while we will rebuild the group promoting systems for the development, sales and so on.
We will also accelerate the global development of new service businesses such as managed document services (Note 1) and IT services.
In the production printing business, we will enhance the marketing function as well as existing forward-looking development. Through this, we will reap revenues from the results of the series of up-front investments made to date and expand operations.
Regionally, we will apply management resources in a focused manner with a view to expanding business in emerging markets such as China and India, including by reinforcing the sales network and enhancing the product lineup.
We will also work to cultivate new businesses that will contribute to long-term growth. Starting from the Summer of 2011, Ricoh plans to launch new products and services that realize a new form of communication that integrates various modes including phones, e-mails and video conferencing.
Furthermore, we will launch an Eco Solutions business that provides products that highly reduces environmental load and solutions through such products. As a first step of this business, we will enter the LED illumination market. This market is expanding substantially because LED illumination consumes less electricity and generates lower CO2 emissions. We will utilize proprietary technologies and global sales and services network to expand this business.

In the meantime, we will engage in the streamlining of operation system by making full use of IT technologies, along with redesigning of the business processes, and will efficiently develop the basis for our global businesses.
By executing innovation to provide customers with new values, we will take on the challenge of business activities that exceed customer expectations. Through these activities, we intend to enhance our relationship of trust with customers around the world, and build a strong global RICOH brand.
Finally, in order for today’s companies to exist long into the future, they must be able to contribute to the sustainability of the global environment and the human race. We conduct environmental management that enables us to conserve the environment while generating profits at the same time. With the participation of all employees around the globe, we aim to meet our medium and long-term environmental targets based on the pillars of process reform and technological innovation. Meanwhile, we will aim to provide customers with products and services that carry a lighter environmental load at time of use, and thereby contribute proactively to the creation of office environments for a low-carbon society.
Note:

1.
Managed document services refer to the new service provided by Ricoh for outsourcing document management, which enables the visualization and analysis of the unseen aspects of operations and contributes to the business improvement and the cost reductions of our customers.

(5) Main business (as of March 31, 2011)

Imaging & Solutions	Imaging Solutions

Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers as well as related supplies, customer service and software, etc.

Network System Solutions

Personal computers, PC servers, network systems and network related software, application software as well as customer support and service, etc.

Industrial Products	Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

Other	Digital camera, etc.

(6)	Principal offices and plants (as of March 31, 2011)
•	Major domestic offices and plants

The Company (location)	Subsidiaries (location)
Head Office (Tokyo)	Ricoh Optical Industries Co., Ltd. (Iwate Pref.)
Omori Office (Tokyo)	Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Shin-Yokohama Office (Kanagawa Pref.)	Ricoh Printing Systems, Ltd. (Tokyo)
Ricoh Technology Center (Kanagawa Pref.)	Ricoh Technosystems Co., Ltd. (Tokyo)
Research and Development Center (Kanagawa Pref.)	Ricoh Leasing Company, Ltd. (Tokyo)
Atsugi Plant (Kanagawa Pref.)	RICOH JAPAN Corporation (Tokyo)
Gotemba Plant (Shizuoka Pref.)	Ricoh Elemex Corporation (Aichi Pref.)
Numazu Plant (Shizuoka Pref.)
Fukui Plant (Fukui Pref.)
Ikeda Plant (Osaka Pref.)
Yashiro Plant (Hyogo Pref.)
•	Major overseas offices

Subsidiaries (location)	Subsidiaries (location)
RICOH AMERICAS CORPORATION (U.S.A.)	RICOH ELECTROICS, INC. (U.S.A.)
InfoPrint Solutions Company, LLC (U.S.A.)	IKON Office Solutions, Inc. (U.S.A.)
RICOH INDUSTRIE FRANCE S.A.S. (France)	RICOH UK PRODUCTS LTD. (U.K.)
RICOH EUROPE PLC (U.K.)	RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
RICOH CHINA CO., LTD. (China)	SHANGHAI RICOH DIGITAL EQUIPMENT CO., LTD. (China)
RICOH ASIA PACIFIC PTE, LTD. (Singapore)	RICOH MANUFACTURING (THAILAND), LTD. (Thailand)

(7) Status of employees (as of March 31, 2011)
(i) Employees of the Ricoh Group

Categories	Number of employees
Imaging & Solutions business	100,959
Industrial Products business	3,056
Other businesses	3,868
Common businesses in the Group	1,131

Total	109,014

(ii) Employees of the Company

Categories
Number of employees	10,551
Change from previous fiscal year	1,445 (Decrease)
Average age	41.3
Average length of service	17.7 years
Note:
The number of employees decreased by 1,445, which was mainly because RICOH JAPAN Corporation was established as of July 1, 2010, and a function of Marketing Group was moved to the company.
(8) Main creditors (as of March 31, 2011)

Creditors	Amounts borrowed (million yen)
Syndicated loans	82,100
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	82,008
Mizuho Corporate Bank, Ltd.	43,479
Note:
Syndicated loans are financed by the managing banks of the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd.

2. Shareholders’ Equity (as of March 31, 2011)

(1) Total number of shares authorized to be issued:	1,500,000,000

(2) Total number of shares issued:	744,912,078

(3) Number of shareholders:	45,810

(4) Major shareholders:

	The shareholders’ stake in the Company
Name	Thousands of shares	Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	64,099	8.84
Japan Trustee Services Bank, Ltd. (Trust Account)	46,210	6.37
Nippon Life Insurance Company	36,801	5.07
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	35,943	4.95
NIPPONKOA Insurance Co., Ltd.	18,198	2.51
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION	15,839	2.18
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	13,942	1.92
National Mutual Insurance Federation of Agricultural Cooperatives	13,259	1.83
Japan Trustee Services Bank, Ltd. (Trust Account 9)	11,625	1.60
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	11,540	1.59
Notes:

1.	The number of treasury stocks (19,409 thousands of shares) is not included in the chart above.

2.
In addition to the above, stakes in the Company include 1,000 thousands of shares (0.14%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

3.	Investment ratios are calculated after deducting treasury stock.
•	Breakdown of shareholders

3. Status of Stock Acquisition Rights

The status of “Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)” which the Company issued on December 7, 2006 was as follows.

Euro Yen Zero Coupon Convertible Bonds due 2011
Issue:	(bonds with stock acquisition rights)
Number of new stock acquisition rights:	2,220
Applicable type of shares:	Common stock
Applicable number of shares:	793,385 shares
Conversion period:	On or after December 21, 2006 Up to and including November 23, 2011
Conversion price:	¥2,800 (Note 1)
Conditions of new stock acquisition rights:	(Note 2)
Notes:

1.
The Conversion Price shall be adjusted by the following formula in case Ricoh issues or disposes of treasury shares at a price below the then market price of its common stock after the issuance of the Convertible Bonds. “Number of Outstanding Shares” in the following formula means the total outstanding number of the shares of common stock of Ricoh (excluding the number of treasury shares).

Conversion Price After Adjustment = Conversion Price Before Adjustment ×

(Number of outstanding Shares + [Number of Shares to be issued or disposed] ×

[Amount to be paid per Share / Market price per Share]) / (Number of outstanding Shares +

Number of Shares to be issued or disposed)

Appropriate and necessary adjustments to the Conversion Price will also be made in certain cases including in case of stock splits or consolidation of the common stock of Ricoh, the issuance of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) exercisable into the common stock of Ricoh at less than market price.

2.
No Stock Acquisition Right may be exercised in part. Prior to (but not including) December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights only if, as of the last Trading Day (as defined below) of any calendar quarter, the Closing Price of the common stock of Ricoh for any 20 Trading Days during a period of 30 consecutive Trading Days ending on the last Trading Day of such quarter is more than 120% of the Conversion Price in effect on such Trading Day. However, for the calendar quarter commencing on October 1, 2010, the period shall be until December 7, 2010. On and after December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights at any time after the Closing Price of the common stock of Ricoh on at least one Trading Day falling on and after December 8, 2010 is more than 120% of the Conversion Price in effect on such Trading Day.

4. Status of Corporate Officers
(1) Directors and Corporate Auditors (as of March 31, 2011)

Position	Name	Principal duty and significant concurrent positions
Chairman of the Board and Representative Director:	Masamitsu Sakurai	Chairman of Japan Association of Corporate Executives
President and Representative Director:	Shiro Kondo	CEO
Director:	Takashi Nakamura	Personnel, Corporate Social Responsibility, General Manager of Personnel Division
Director:	Kazunori Azuma	Marketing, General Manager of Global Marketing Group
Director:	Zenji Miura	Management Strategy, Finance, Information, Internal Management and Control, General Manager of CRGP Office, General Manager of Global Strategic Management Office, General Manager of Trade Affairs & Export/Import Administration Division
Director:	Hiroshi Kobayashi	Corporate Environment, Legal & Intellectual Property
Director:	Shiro Sasaki	General Manager of European Marketing Group
Director:	Yoshimasa Matsuura	General Manager of BPR Promoting Division
Director:	Nobuo Inaba	President of Ricoh Institute of Sustainability and Business
Director:	Eiji Hosoya	Director, Chairman and Representative Executive Officer of Resona Holdings Inc. Director and Chairman of Resona Bank, Ltd.
Director:	Mochio Umeda	President of MUSE Associates, LLC
Senior Corporate Auditor:	Yuji Inoue	(Full-time)
Corporate Auditor:	Shigekazu Iijima	(Full-time)
Corporate Auditor:	Takao Yuhara	Managing Executive Director of ZENSHO CO., LTD. Outside Director of COCO’S JAPAN CO., LTD.
Corporate Auditor:	Tsukasa Yunoki	Lawyer
Notes:

1.	Directors Eiji Hosoya and Mochio Umeda are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2.	Corporate Auditors Takao Yuhara and Tsukasa Yunoki are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

3.	Serving at the Company’s accounting and finance sector for many years, Senior Corporate Auditor Yuji Inoue has considerable knowledge about finance and accounting.

4.	Serving at the Company’s accounting and finance sector for many years, Corporate Auditor Shigekazu Iijima has considerable knowledge about finance and accounting.

5.	Corporate Auditor Takao Yuhara is Independent Auditor stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange.

In addition, he served as Chief Financial Officer of SONY CORPORATION and has considerable knowledge about finance and accounting.

6.
Director Mochio Umeda concurrently serves as president of MUSE Associates, LLC, and MUSE Associates, LLC and the Company have business relations based on a consignment contract. The amount of transaction is small, and has no material impact in consideration with the amount of revenue of the Company. There is no special conflict of interests between the Company and each of companies above in which other Outside Directors and Corporate Auditors have significant positions.

7.	As of April 1, 2011, Representative Director Masamitsu Sakurai and Director Zenji Miura have changed their position to Director and Representative Director, respectively.

8.	As of June 18, 2010, Director Katsumi Yoshida resigned as Director.

9.	As of June 25, 2010, Directors Koichi Endo, Kiyoshi Sakai, Takaaki Wakasugi, and Takuya Goto retired as Directors.

10.	As of June 25, 2010, Corporate Auditor Kenji Matsuishi retired as Corporate Auditor.

(2) Total remuneration, etc. paid to Directors and Corporate Auditors

		Amount of remuneration paid
Category	Number of recipients	(million yen)
Directors	16	429
(Outside Directors)	(4)	(21)
Corporate Auditors	5	74
(Outside Corporate Auditors)	(3)	(14)

Total	21	504

Note:

1.	The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

2.
The remuneration, etc. paid to Directors include amount of allowance for Directors’ bonuses based on the proposal, “Payment of bonuses to Directors” to be submitted to the 111th Ordinary General Meeting of Shareholders to be held on June 24, 2011, amounting to ¥82 million.

3.	The above includes five Directors and one Corporate Auditor who resigned at the conclusion of the 110th Ordinary General Meeting of Shareholders held on June 25, 2010.

4.
The Company plans to pay ¥3 million of retirement allowance to one Corporate Auditor who will retire before the 111th Ordinary General Meeting of Shareholders to be held on June 24, 2011. This payment is based on the resolution “Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system” of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007.

(3) Outside Directors and Corporate Auditors
(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

Name	Significant concurrent positions
Outside Director	Director, Chairman and Representative Executive Officer of Resona Holdings Inc.
Eiji Hosoya	Director and Chairman of Resona Bank, Ltd.
Outside Director Mochio Umeda	President of MUSE Associates, LLC
Outside Corporate Auditor	Managing Executive Director of ZENSHO CO., LTD.
Takao Yuhara	Outside Director of COCO’S JAPAN CO., LTD.
Outside Corporate Auditor Tsukasa Yunoki	Lawyer
(ii) Major activities by Outside Directors and Corporate Auditors

Name	Main activities
Outside Director Eiji Hosoya	Participated in 6 of the 8 Board of Directors meetings held during the fiscal year under review after being appointed as Outside Director, and proactively made statements, mainly from his expert perspective based on his abundant experiences as a management member of East Japan Railway Company, Resona Holdings Inc., and Resona Bank, Ltd., besides his experience as a Secretary of Japan Association of Corporate Executives.

Outside Director Mochio Umeda	Participated in 7 of the 8 Board of Directors meetings held during the fiscal year under review after being appointed as Outside Director, and proactively made statements, mainly from his perspective based on his advanced knowledge in the IT field and his experience in global business.

Outside Corporate Auditor Takao Yuhara	Participated in 9 of the 11 Board of Directors meetings and 10 of the 11 Board of Corporate Auditors meetings, held during the fiscal year under review, and made statements, whenever necessary, from his wealth of experience as financial officer at other company.

Outside Corporate Auditor Tsukasa Yunoki	Participated in 7 of the 8 Board of Directors meetings and 7 of the 8 Board of Corporate Auditors meetings, held during the fiscal year under review after being appointed as Outside Corporate Auditor, and made statements, whenever necessary, from his various perspectives based on the insight he has cultivated as a lawyer.
Note:
The number of the Board of Directors meetings held during the year and the number of attendance by each Outside Director and Corporate Auditor include one session of the Board of Directors meeting statutorily required to be held in accordance with Article 370 of the Corporate Law as well as Article 27 of the Company’s Articles of Incorporation.

(iii) Outline of liability limitation contracts
The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.
The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.
(a) Liability limitation contracts with Outside Directors
Under such contracts, the maximum liability of Outside Directors shall be the higher of either of ¥10.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.
(b) Liability limitation contracts with Outside Corporate Auditors
Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of ¥5.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

5. Accounting auditors
(1) Name: KPMG AZSA LLC
(2) Remuneration, etc.:

Amount to be paid
Remuneration, etc. to be paid to the accounting auditor by the Company	¥212 million
Total sum of remuneration, etc. to be paid to the accounting auditor by the Company and its subsidiaries	¥384 million
Notes:

1.
In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above “Remuneration, etc. to be paid to the accounting auditor by the Company” above represent the sum of these remunerations.

2.	Among the Company’s major subsidiaries, Ricoh Americas Corporation and other 5 subsidiaries are audited by KPMG.
(3) Non-audit work
The Company requested accounting auditor to issue comfort letter in association with the issuance of bonds, which is a non-audit work outside the scope of service stipulated under Article 2, Paragraph 1 of the Certified Public Accountants Act, and duly paid consideration for this service.
(4) Policy regarding decision to dismiss or not reappoint the accounting auditor
The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.
In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

6. Systems to secure appropriateness of operations
Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company’s operations are as follows. The resolutions will be reviewed regularly on an ongoing basis in response to changes in the business environment. (It was revised based on the resolution at the Board of Directors meeting held on April 27, 2011.)
Internal Control System Basic Policy
The RICOH Way, which comprises our founding principles and Management Philosophy (Mission Statement, Vision Statement and Values Statement), is the foundation of the Ricoh Group’s management policy, strategy and internal control system.
Inspired by the values incorporated in the RICOH Way, we are working to establish and implement an internal control system aimed at strengthening competitiveness and continuously improving the system while ensuring transparency based on corporate ethics and legal compliance.
(1)	System to ensure the efficient implementation of Directors’ duties and compliance with laws and Articles of Incorporation
Based on the principle of autonomous corporate governance, the Company promotes a corporate culture that values both a sense of duty to meet the various expectations of stakeholders and high ethics suited to good social conscience. At the same time, the Company strives to create a sense of alertness in management and business execution, and further enhance the quality and speediness of such functions. To this end, the Company will adopt the following management structure.
(i)	Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii)
As part of the strengthening of management oversight functions by the Board of Directors, the “Nomination and Compensation Committee”, a permanent organization composed of Outside Directors and designated internal Directors, makes proposals and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii)	The executive officer system, its division of duties clarified, speeds up the decision-making process through the attribution of authority to each business division.

(iv)
The “Group Management Committee” (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet specific criteria. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning the most appropriate strategies for direction of each business division and the entire Group, within the powers granted to it.

(v)	The “Disclosure Committee” is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it verifies the process of disclosure.

(2)	Systems related to the retention and management of information related to the implementation of Directors’ duties
Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.
(3)	Regulations and other structures regarding risk management for losses
(i)	The occurrence of losses shall be proactively prevented based on risk management regulations.

(ii)	Should losses nevertheless arise, efforts shall be made to minimize damage (loss) based on standards for initial reaction.

(iii)	In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management has been created to thoroughly cover all aspects globally.
(4)	Systems to ensure appropriate compliance with laws, and Articles of Incorporation concerning the performance of employee duties
(i)
In order to thoroughly implement the “Ricoh Group Corporate Social Responsibility (CSR) Charter” which sets forth the principles of corporate behavior including compliance, and the “Ricoh Group Code of Conduct” which articulates the general rules of conduct for Ricoh Group employees, the Specialty Committee and a “Hot Line” for reporting incidents and seeking advice have been established. Also various training programs are set up to enhance compliance domestically and overseas.

(ii)
Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of “complying with laws, norms and internal rules”, “improvement of business effectiveness and efficiency”, “maintaining high reliability of financial reporting” and “securing of assets”, including compliance to the Sarbanes-Oxley Act of 2002, the Financial Instruments and Exchange Law and other relevant laws and regulations.

(iii)
To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv)
The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. To establish and improve an internal control system of the Ricoh Group, the Company shall institute an “Internal Control Committee” within the Group Management Committee, which is expected to convene regularly to deliberate and decide on relevant matters.

(5)	Systems to ensure correct business standards at Ricoh and its affiliates
Ricoh and each affiliate in the Ricoh Group shall devise a system that ensures the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while respecting each other’s independence, as follows:
(i)
The Company’s Board of Directors and the “Group Management Committee” (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii)	The “Ricoh Group Standard” (RGS) represents a set of common rules to be followed by the entire Group.
(6)	Systems established to ensure the effective performance of auditing responsibilities by Corporate Auditors
1)	Matters regarding employees whom auditors request to assist them in the performance of their duties
(i)	The Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in performing their duties.

(ii)
The above employees shall assist Corporate Auditors in performing their duties while taking direction from them and shall not be subject to orders given by Directors. In addition, personal assessments regarding said employees shall be made by full-time Corporate Auditors. Furthermore, personnel changes regarding said employees shall be made only after gaining agreement of full-time Corporate Auditors.

2)	Systems related to reporting to Corporate Auditors

(i)
Directors or employees shall promptly report to Corporate Auditors concerning material violations of laws and the Articles of Incorporation at Ricoh and each affiliate in the Ricoh Group, as well as matters concerning wrongful acts or the possibility of significant damage to the company at the time of their discovery, in accordance with the law and internal rules concerning internal reporting.

(ii)	Directors and employees shall cooperate when they are requested to report matters concerning operations required for auditing by Corporate Auditors.

(iii)	Directors shall provide Corporate Auditors with minutes and materials of important meetings, as well as important resolution documents for their review.

3)	Systems established to ensure effective auditing by Corporate Auditors

Directors and employees shall cooperate in facilitating the implementation of the following items by Corporate Auditors.

(i)	Enable Corporate Auditors to attend important meetings such as The Group Management Committee (GMC) and regularly exchange opinions with Representative Directors.

(ii)
Enable Corporate Auditors to conduct effective auditing through the tripartite sharing of information and issues by periodic meetings, etc. based on the understanding that mutual cooperation with accounting auditors and the internal auditing department is important.

The Company takes an uncompromising attitude toward antisocial activities and any organizations engaged therein in an effort to eradicate any antisocial activities and will not have any relationship with antisocial entities. This is stipulated in the “Ricoh Group Code of Conduct”, which stipulates correct behaviors for all corporate officers and employees of the Group.
Also, the Company has established an internal hotline and has been working closely with outside agencies, such as the police, and relevant organizations as well as making efforts to build trust with such organizations. In the future also, the Company will continue to strengthen its internal system so as to eradicate any antisocial activities or relationships with antisocial entities.
[Reference: Diagram]

Consolidated Balance Sheets (as of March 31, 2011)

	Millions of yen
	As of March 31,
	2011	2010
ASSETS
Current Assets:	1,074,019	1,144,612
Cash and cash equivalents	179,169	242,165
Time deposits	2,010	1,723
Trade receivables:	449,146	471,470
Notes	46,355	45,277
Accounts	419,351	443,089
Less-Allowance for doubtful receivables	(16,560)	(16,896)
Current maturities of long-term finance receivables, net	208,671	196,144
Inventories:	171,033	169,251
Finished goods	85,800	95,436
Work in process and raw materials	85,233	73,815
Deferred income taxes and other	63,990	63,859
Fixed Assets:	1,188,377	1,239,331
Property, plant and equipment:	264,740	263,021
Land	44,444	44,998
Buildings and structures	262,523	246,469
Machinery and equipment	737,270	656,962
Construction in progress	5,230	27,682
Less-Accumulated depreciation	(784,727)	(713,090)
Investment and other assets:	923,637	976,310
Long-term finance receivables, net	445,782	445,896
Investment securities	48,909	49,049
Investment in and advances to affiliates	213	819
Goodwill	221,063	246,637
Other intangible assets	130,648	147,886
Lease deposit and other	77,022	86,023

Total Assets	2,262,396	2,383,943

Consolidated Balance Sheets (as of March 31, 2011)

	Millions of yen
	As of March 31,
	2011	2010
LIABILITIES AND EQUITY
Current Liabilities:	614,700	660,404
Short-term borrowings	39,927	75,701
Current maturities of long-term indebtedness	111,096	94,026
Trade payables:	250,483	273,397
Notes	12,216	12,211
Accounts	238,267	261,186
Accrued income taxes and other	13,414	15,263
Accrued expenses and other	199,780	202,017
Long-term Liabilities:	664,932	699,665
Long-term indebtedness	479,422	514,718
Accrued pension and severance costs	140,975	140,460
Deferred income taxes and other	44,535	44,487
Total Liabilities	1,279,632	1,360,069

Equity:
Ricoh shareholders’ equity:	929,877	973,341
Common stock	135,364	135,364
Additional paid-in capital	186,083	186,083
Retained earnings	815,970	820,701
Accumulated other comprehensive income (loss)	(170,702)	(132,051)
Treasury stock at cost	(36,838)	(36,756)
Non-controlling interest	52,887	50,533
Total Equity	982,764	1,023,874

Total Liabilities and Equity	2,262,396	2,383,943

Consolidated Statements of Income (for the year ended March 31, 2011)

	Millions of yen
	For the year ended March 31,
	2011	2010
Net sales	1,942,013	2,016,337
Cost of sales	1,151,939	1,193,994
Gross profit	790,074	822,343
Selling, general and administrative expenses	729,878	756,346
Operating income	60,196	65,997
Other (income) expenses	(14,796)	(8,473)
Interest and dividend income	2,986	3,472
Interest expense	(8,498)	(8,144)
Loss on valuation of securities	(1,844)	(169)
Foreign currency exchange loss, net	(6,950)	(4,756)
Others, net	(490)	1,124
Income before income taxes and equity in earnings of affiliates	45,400	57,524
Provision for income taxes:	22,621	27,678
Current	21,665	27,495
Deferred	956	183
Equity in earnings of affiliates	(22)	6
Consolidated net income	22,757	29,852
Net income attributable to non-controlling interest	3,107	1,979

Net income attributable to Ricoh Company, Ltd.	19,650	27,873

Consolidated Statement of Shareholders’ Investment
(for the year ended March 31, 2011)
(Unit: millions of yen)

				Accumulated
		Additional		other		Total
	Common	paid-in	Retained	comprehensive	Treasury	Shareholders’	Noncontrolling
	stock	capital	earnings	income (loss)	stock	Investment	interests	Total equity
Beginning balance	135,364	186,083	820,701	(132,051)	(36,756)	973,341	50,533	1,023,874

Cumulative effect of a change in accounting principle — adoption of accounting guidance for a variable interest entity, net of tax			(410)			(410)	(392)	(802)

Beginning balance (after adjustment)	135,364	186,083	820,291	(132,051)	(36,756)	972,931	50,141	1,023,072

Comprehensive income (loss)
Consolidated net income			19,650			19,650	3,107	22,757
Net unrealized gains on available-for-sale securities				94		94	(6)	88
Pension liability adjustments				(179)		(179)	(7)	(186)
Net unrealized gains (losses) on derivative instruments				(11)		(11)	(22)	(33)
Cumulative translation adjustments				(38,555)		(38,555)	269	(38,286)
Total comprehensive income (loss)						(19,001)	3,341	(15,660)
Net changes in treasury stock					(82)	(82)		(82)
Loss on disposal of treasury stock			(28)			(28)		(28)
Dividend paid to Ricoh shareholders			(23,943)			(23,943)		(23,943)
Dividend paid to non-controlling interests							(595)	(595)

Ending balance	135,364	186,083	815,970	(170,702)	(36,838)	929,877	52,887	982,764

Consolidated Statements of Cash Flow (Unaudited)

	Millions of yen
	For the year ended March 31,
	2011	2010
1. Cash flows from operating activities
Consolidated net income	22,757	29,852
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	93,400	98,941
Changes in assets and liabilities	5,175	53,936
Other, net	8,718	7,974
Net cash provided by operating activities	130,050	190,703

2. Cash flows from investing activities
Sales and purchases of property, plant and equipment, net	(65,589)	(65,388)
Sales and purchases of available-for-sale securities, net	(109)	326
Purchase of business, net of cash acquired	(1,415)	(4,760)
Other, net	(24,895)	(19,748)
Net cash used in investing activities	(92,008)	(89,570)

3. Cash flows from financing activities
Change in borrowings, indebtedness and debt securities, net	(67,488)	(89,849)
Dividend paid	(23,943)	(22,858)
Payment for purchase of treasury stock	(157)	(183)
Other, net	(520)	(488)
Net cash used in financing activities	(92,108)	(113,378)

4. Effect of exchange rate changes on cash and cash equivalents	(8,930)	(4,074)
5. Net decrease in cash and cash equivalents	(62,996)	(16,319)
6. Cash and cash equivalents at beginning of year	242,165	258,484
7. Cash and cash equivalents at end of year	179,169	242,165

Notes to Consolidated Financial Statements
* All figures are rounded off to nearest million yen.
Accounting Policies Regarding the Preparation of Consolidated Financial Statements
Scope of Consolidation
1. Items Related to Scope of Consolidation
(1) Number of consolidated subsidiaries: 206 companies
The name of major consolidated subsidiaries can be found in 1. Status of the Ricoh Group, (3) Status of major subsidiaries.
In addition to the above, the Company added variable interest entities to its scope of consolidation from this fiscal year.
(2) Changes in scope of consolidation
In the fiscal year under review, the Company added 10 companies in scope of consolidation, and excluded 46 companies from scope of consolidation.
2. Application of the Equity Method
(1) Number of companies to which the equity method is applied: 28
(2) Changes of application of equity method
In the fiscal year under review, the Company added 1 company for application of equity method, and excluded 3 companies from application of equity method.
Significant Accounting Policies
1. Basis for Preparing Consolidated Financial Statements
The consolidated financial statements including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 3, Section 1 of the supplementary provisions of the Corporate Calculation Regulations (Ministry of Justice Ordinance, No.46, 2009). However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.
2. Accounting Policy for Securities
Accounting standards for securities conform to the provisions of the Financial Accounting Standards Board (FASB), Accounting Standards Codification TM (ASC) 320, “Investments — Debt and Equity Securities” (former FASB Statements of Financial Accounting Standards (SFAS) 115) Ricoh’s investments in debt and marketable equity securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

3. Accounting Policy for Inventories:
Inventories are mainly stated principally at the lower of average cost or net realizable values.
4. Tangible fixed Assets:
For the Company and its domestic subsidiaries, depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 “Accounting for Leases,” (former SFAS No.13).
5. Software for Internal Use:
Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over generally three to five years in accordance with ASC 350, “Goodwill and Other Intangible Assets” (former Statement of Position (SOP) 98-1).
6. Goodwill and Other Intangible Fixed Assets:
Goodwill and intangible assets that have indefinite useful lives are not amortized based on ASC 350, “Goodwill and Other Intangible Assets” (former SFAS No.142). The Company conducts annual tests for impairment based on the same ASC. Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.
7. Basis for Provision of Reserves
(1) Allowance for doubtful receivables:
Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.
(2) Reserve for retirement allowances:
The measurement of pension costs and liabilities is determined in accordance with ASC 715, “Retirement Benefits” (former SFAS No.87 and SFAS No.158). Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses in the consolidated financial statements. Amortization of net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

8. The consumption tax and the local consumption tax are excluded from profits and losses.
Change in Significant Accounting Policies
From this fiscal year, the Company adopted ASC 860 “Transfers and Servicing” updated by the FASB issued Accounting Standards Update (“ASU”) 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 eliminates the concept of the qualifying special-purpose entity (qualifying SPE) and establishes the conditions for reporting a transfer of a portion of a financial asset as a sale. It also clarifies the financial-asset derecognition criteria and revises how interests retained by the transferor in a sale of financial assets are initially measured.
Also from this fiscal year, the Company adopted ASC 810 “Consolidation” updated by the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. ASU 2009-17 requires analysis to be conducted for the identification of the primary beneficiary of a variable interest entity and the continual reassessment thereof. It also requires assessment to be conducted with greater frequency.
As a result of the adoption of these FASB ASC, the Company has recognized ¥24,309 million as current maturities of long-term finance receivables, net and long-term finance receivables, and ¥20,241 million as current maturities of long-term indebtedness and long-term indebtedness in the Consolidated Balance Sheets.
The adoption of these FASB ASC did not have a material impact on the cumulative effect of retained earnings.
Notes to Consolidated Balance Sheets, etc.
1.	Allowance for doubtful receivables related to current maturities of long-term finance receivables, net and long-term finance receivables:

¥12,299 million
2.
Accumulated other comprehensive income (loss) includes accumulated foreign currency translation adjustments, unrealized holding gains (losses) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustment.

3.	Pledged assets and liabilities:

(1) Pledged assets:
Property, plant and equipment:	¥94 million
Long-term finance receivables, net:	¥39,252 million
(2) Pledged liabilities	¥16,432 million
4. Guarantee obligation including employees’ housing loans:	¥72 million
Notes to Consolidated Statement of Changes in Shareholders’ Investment
1.	Details and total number of shares outstanding as of the end of the fiscal year

Common stock:	744,912,078 shares
2.	Number of treasury stock as of the end of the fiscal year

Common stock:	19,409,410 shares

3.	Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year

The Company intends to propose an agenda on dividends (dividend per share: ¥16.50; total amount of dividend: ¥11,970 million; base date: March 31, 2011) for the 111th Ordinary General Meeting of Shareholders to be held on June 24, 2011.

4.	Details and number of shares to be object of stock acquisition rights at the end of the current fiscal year
In case “Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)” issued on December 7, 2006 is converted at the price of ¥2,800:

Common stock:	793,385 shares
Notes to Financial Instruments
1.	Matters concerning the state of financial instruments
Risk management policy
Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on those assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management
Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.
2.	Matters concerning fair value of financial instruments
(1)	Cash and cash equivalents, Time deposits, Trade receivables, Trade payables, Short-term borrowings, Current maturities of long-term indebtedness, Trade payables and Accrued expenses

The carrying amounts approximate fair value because of the short maturities of these instruments.

(2)	Investment securities

The fair value of the investment securities is principally based on quoted market price.

As a non-marketable security has no published market price and each security has distinctive attributes, the estimation of fair value could not be conducted without entailing considerable cost.

The book value of non-marketable securities as of March 31, 2011 was ¥1,971 million.

(3)	Installment loans

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(4)	Long-term indebtedness

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

The Company adopted new accounting standards relating to variable interest entities. Consequently, the long-term indebtedness as of the end of the fiscal year includes the amount of indebtedness (negative ¥13,197 million) recognized as a result of adding variable interest entities to its scope of consolidation.

(5)	Interest rate swap agreements

The fair value of interest rate swap agreements is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

(6)	Foreign currency contracts

The fair value of foreign currency contracts (hedging contracts) is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

(7)	Foreign currency options

The fair value of foreign currency options is calculated on the basis of estimates obtained from financial institutions and appropriate valuation methods based on available information.

The consolidated balance sheet amounts and fair values of financial instruments as of March 31, 2011, are as follows:
(Unit: millions of yen)

	Balance sheet amount	Estimated fair value
Investment securities	48,909	48,909
Installment loans	72,634	73,769
Long-term indebtedness	479,422	475,116
Interest rate swap agreements, net	(2,931)	(2,931)
Foreign currency contracts, net	(2,067)	(2,067)
Foreign currency options, net	(44)	(44)

*	Assumptions for estimated fair value
Fair value estimates are made at a specific point in time, based on available market information and information about respective financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Therefore, the estimated fair value may be significantly influenced by changes in those assumptions.

Notes to Per-share Information

1. Net assets per share:	¥1,281.70
2. Basic net income attributable to Ricoh shareholders per share:	¥27.08
Diluted net income attributable to Ricoh shareholders per share:	¥26.53

Non-consolidated Balance Sheets (as of March 31, 2011)

	Millions of yen
	As of March 31,
	2011	2010
ASSETS
Current Assets:	563,320	515,639
Cash on hand and in banks	12,296	9,707
Notes receivable — trade	2,814	3,366
Accounts receivable — trade	169,172	189,137
Marketable securities	66,677	112,243
Finished goods	22,126	21,615
Raw materials	4,228	3,231
Work in process	7,582	6,523
Supplies	8,520	8,052
Deferred tax assets	12,353	11,156
Accounts receivable — other	29,378	14,969
Short-term loans receivable	218,615	123,307
Other current assets	9,678	12,412
Allowance for doubtful accounts	(124)	(86)
Fixed Assets:	689,100	757,338
Tangible fixed assets:	136,777	138,914
Buildings	65,570	48,339
Structures	3,551	3,260
Machinery and equipment	25,569	22,175
Vehicles	5	11
Tools	10,475	10,523
Land	28,769	28,791
Leased assets	127	172
Construction in progress	2,708	25,640
Intangible fixed assets:	62,335	65,305
Goodwill	16,770	18,044
Leasehold right and others	22,199	24,475
Software	23,299	22,771
Leased assets	66	12
Investments and Other Assets:	489,987	553,118
Investment securities	17,093	18,479
Affiliates’ securities	351,872	349,658
Investment in affiliates	19,252	19,252
Long-term loans receivable	92,172	153,750
Lease deposit	6,629	6,673
Other investments	3,508	5,863
Allowance for doubtful accounts	(540)	(560)

Total Assets	1,252,421	1,272,977

Non-consolidated Balance Sheets (as of March 31, 2011)

	Millions of yen
	As of March 31,
	2011	2010
LIABILITIES
Current Liabilities:	205,750	192,082
Notes payable — trade	2,107	1,920
Accounts payable — trade	116,267	125,433
Bonds maturing within one year	22,221	—
Current maturities of long-term borrowings	6,300	—
Leased obligations	403	652
Accounts payable — other	9,433	10,786
Accrued expenses	27,870	26,686
Accrued corporate tax	709	5,024
Accrued bonuses	9,214	10,049
Accrued Directors’ bonuses	82	86
Warranty reserve	1,000	1,194
Other current liabilities	10,139	10,246
Fixed Liabilities:	294,533	313,829
Bonds	125,000	85,000
Convertible Bond	—	55,091
Long-term borrowings	160,800	167,100
Leased obligations	376	747
Deferred tax liabilities	409	729
Long accounts payable-other	265	415
Retirement benefit obligation	5,167	4,267
Asset retirement obligations	2,026	—
Other fixed liabilities	487	477
Total Liabilities	500,283	505,912
(Net Assets)
Stockholders’ Equity:	747,607	761,947
Common Stock	135,364	135,364
Additional paid-in-capital:	180,804	180,804
Legal capital reserve	180,804	180,804
Retained Earnings:	468,112	482,370
Legal reserve	14,955	14,955
Other retained earnings	453,157	467,415
Reserve for deferral of capital gain on property	450	450
Reserve for special depreciation	411	161
Reserve for warranty on computer programs	—	29
Reserve for social contribution	0	1
General reserve	430,350	430,350
Retained earnings brought forward	21,946	36,423
Treasury stock	(36,674)	(36,592)
Difference of appreciation and conversion	4,530	5,118
Net unrealized holding gains on securities	4,530	5,118
Total Net Assets	752,137	767,065

Total Liabilities and Net Assets	1,252,421	1,272,977

Non-consolidated Statements of Income (for the year ended March 31, 2011)

	Millions of yen
	For the year ended March 31,
	2011	2010
Net sales	842,297	849,037
Cost of sales	644,502	613,337
Gross profit	197,795	235,700
Selling, general and administrative expenses	204,193	220,997
Total operating income (loss)	(6,397)	14,702
Non-operating income:	35,818	28,324
Interest and dividend income	31,863	25,373
Other revenue	3,954	2,951
Non-operating expenses:	22,293	16,117
Interest expense	4,361	3,618
Exchange loss	15,725	8,918
Other expenses	2,206	3,580
Ordinary income	7,126	26,909
Extraordinary loss:	3,641	1,345
Impairment of fixed assets	705	1,345
Loss on adjustment for changes of accounting standard for asset retirement obligations	745	—
Loss on disaster	2,190	—
Income before income taxes	3,485	25,563
Corporate, inhabitant and enterprise taxes	(4,352)	6,060
Refund of income taxes	(760)	—
Corporate and other tax adjustments	(1,116)	(3,802)

Net income	9,714	23,305

Statement of Changes in Stockholders’ Equity (for the year ended March 31, 2011)
(Unit: millions of yen)

								Difference
								of
								appreciation
								and
	Stockholders’ equity							conversion
		Additional
		paid-in-capital		Retained earnings				Net
					Other			unrealized
		Legal	Other		retained		Total	holding
	Common	capital	additional	Legal	earnings	Treasury	stockholders’	gains on	Total net
	stock	reserve	paid-in capital	reserve	(Note)	stock	equity	securities	assets
Balance of March 31, 2010	135,364	180,804	—	14,955	467,415	(36,592)	761,947	5,118	767,065

Changes in the term
Dividends from surplus					(23,943)		(23,943)		(23,943)
Net income					9,714		9,714		9,714
Purchase of treasury stock						(156)	(156)		(156)
Disposal of treasury stock					(28)	74	46		46
Net changes of items other than stockholders’ equity								(588)	(588)
Total changes in the term	—	—	—	—	(14,258)	(82)	(14,340)	(588)	(14,928)

Balance of March 31, 2011	135,364	180,804	—	14,955	453,157	(36,674)	747,607	4,530	752,137

Note: Breakdown of other retained earnings
(Unit: millions of yen)

			Reserve for
	Reserve for	Reserve for	warranty on
	deferral of capital	special	computer	Reserve for social		Retained earnings	Total other
	gain on property	depreciation	programs	contributions	General reserve	brought forward	retained earnings
Balance of March 31, 2010	450	161	29	1	430,350	36,423	467,415

Changes in the term
Dividends from surplus						(23,943)	(23,943)
Transfer of reserve for deferral of capital gain on property	17					(17)	—
Reversal of reserve for deferral of capital gain on property	(17)					17	—
Transfer to reserve for special depreciation		314				(314)	—
Reversal of reserve for special depreciation		(65)				65	—
Reversal of reserve for warranty on computer programs			(29)			29	—
Transfer of reserve for social contribution				87		(87)	—
Reversal of reserve for social contribution				(88)		88	—
Disposal of treasury stock						(28)	(28)
Net income						9,714	9,714
Total changes in the term	0	250	(29)	(1)	—	(14,477)	(14,258)

Balance of March 31, 2011	450	411	—	0	430,350	21,946	453,157

Notes to Non-consolidated Financial Statements
* All figures are rounded down to nearest million yen.
Notes Regarding Significant Accounting Policies
1.	Accounting Policy for Securities
(1)	Securities of subsidiaries and affiliates
Securities of subsidiaries and affiliates are stated at cost based on the moving average method.
(2) Other securities

Marketable securities:	Marked to market based on the market price at the end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities:	Stated at cost based on the moving average method.
2. Accounting Policy for Derivatives
Derivatives are stated at market value.
3. Accounting Policy for Inventories
Inventories are stated principally at cost using the gross average method (the amounts on the balance-sheets are stated based on the method of devaluing book values by lowered profitability).
4. Depreciation and Amortization
(1) Tangible fixed assets (excluding leased assets):
Depreciated by using the declining-balance method.
Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

Buildings:	5-50 years
Machinery and equipment:	4-12 years
(2) Intangible fixed assets (excluding leased assets):
Depreciated by using the straight-line method.
With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is 3 years. With software for internal use, the Company uses the straight-line method based on a usable period of 5 years.
Goodwill is amortized using the straight-line method over the period of investment effect (16 years or 3 years).

(3)	Leased assets
Finance leases for which ownership does not transfer to lessees;
Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.
In addition, with regards to Lease contracts on or before March 31, 2008, Ricoh uses accounting similar to the accounting treatment for ordinary sale and purchase transactions.
5. Basis for Provision of Reserves
(1) Allowance for doubtful accounts:
The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.
(2) Reserve for bonuses:
The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.
(3) Reserve for bonuses to Directors
The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current financial year.
(4) Warranty reserve:
To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.
(5) Reserve for retirement allowances:
To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. For actuarial gains or losses and for prior service costs, the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year starting from the year following the year of occurrence. For past service liability (PSL) the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year.
6. Consumption Taxes
The consumption tax and the local consumption tax are excluded from profits and losses.
7. Application of Consolidated Taxation System
From the previous fiscal year, the Company has adopted consolidated taxation system with the Company being the consolidated parent company.

8. Hedge Accounting
(1) Hedge accounting methods:
With interest-rate swaps, the Company hedges by assigning transactions that meet assignment requirements.
(2) Hedge instruments and targets:

Hedging Instruments:	Interest swaps
Hedged items:	Interests of long-term borrowings
(3) Hedging policies:
In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.
(4) Hedge effectiveness:
The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments. Interest rate swaps, which the Company hedges by assigning transactions that meet assignment requirements, are exempt.
9. Revision on Accounting Settlement
Accounting Standard for Asset Retirement Obligations
Effective as of April 1, 2010, Ricoh adopted the “Accounting Standard for Asset Retirement Obligation” (Accounting Standard Board of Japan (ASBJ) Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008). As a result of adopting this accounting standard, operating loss increased by ¥130 million, while ordinary income and income before income taxes decreased by ¥130 million and ¥875 million, respectively.
Notes to Non-consolidated Balance Sheets

1. Accumulated depreciation on tangible fixed assets:	¥418,972 million
2. Guarantee obligation:
Lease obligations related to automobiles leased by the affiliated companies and other obligations:	¥227 million

3. Monetary debts and credits for affiliates:
Short-term receivable due from affiliates:	¥387,020 million
Long-term receivable due from affiliates:	¥92,276 million
Short-term payable due to affiliates:	¥78,374 million

Notes to Non-consolidated Statements of Income

Transaction with affiliates:
Sales:	¥742,900 million
Purchase:	¥331,588 million
Non-operating transactions:	¥39,618 million

Notes to Statements of Changes in Net Assets
1.	Number of outstanding shares as of the end of the fiscal year under review

Common stock:	744,912,078 shares
2. Number of treasury stocks as of the end of the fiscal year under review

Common stock:	19,409,410 shares
3. Dividends of retained earnings
(1) Payment of dividends

	Total amount of
Resolution	dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 25, 2010)	¥11,972 million	¥16.50	March 31, 2010
Board of Directors meeting (October 28, 2010)	¥11,971 million	¥16.50	September 30, 2010
(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

	Total amount of
Resolution (scheduled)	dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 24, 2011)	¥11,970 million	¥16.50	March 31, 2011
Notes to Deferred Tax Accounting
Major factors giving rise to deferred tax assets include denial of reserve for retirement benefits and denial of reserve for bonuses, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust, intangible fixed assets succeeded due to the absorption-type merger* and unrealized holding gains/losses on other securities.

*	Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.
Notes to Leased Fixed Assets
The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

Notes to Related Party Transactions
(Unit: millions of yen)

								Balance as
								of the fiscal
		Voting rights	Relation with company		Description	Transaction		year under
	Name of	held by	Concurrent		of	amount	Account	review
Attribute	company, etc.	Company	Directors	Business relation	transactions	(Note 3)	item	(Note 3)
Subsidiary	Tohoku Ricoh Co., Ltd.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Purchase of products (Note 1)	46,057	Accounts payable — trade	14,935
					Receipt of dividend	3,430
Subsidiary	Ricoh Elemex Corporation	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Receipt of dividend	4,340	—	—
Subsidiary	RICOH JAPAN Corporation	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	304,456	Accounts receivable — trade	83,575
Subsidiary	Ricoh Leasing Company, Ltd.	(Possessed) Directly: 46.9% Indirectly: 4.2%	Yes	Leasing of the Company’s products Lending of funds	Factoring (Note 4)	72,200	Short-term loans	97,141
					Lending of funds (Note 2)	856,799	Long-term loans	30,000
Subsidiary	Ricoh Technosystems Co., Ltd.	(Possessed) Directly: 100%	Yes	Sales and maintenance of the Company’s office equipment	Receipt of dividend	7,326	—	—
Subsidiary	RICOH ELECTRONICS, INC.	(Possessed) Indirectly: 100%	Yes	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	111,945	Accounts receivable — trade	9,410
Subsidiary	RICOH AMERICAS CORPORATION	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	18,130	Accounts receivable — trade	7,506
					Lending of funds (Note 2)	14,299	Short-term loans	88,496
Subsidiary	RICOH PRINTING SYSTEMS AMERICA, INC.	(Possessed) Directly: 95.6% Indirectly: 4.4%	No	Lending of funds	Lending of funds (Note 2)	22,471	Short-term loans	22,440
Subsidiary	Info Print Solutions Company, LLC	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment Lending of funds	Lending of funds (Note 2)	39,623	Long-term loans	34,923
Subsidiary	RICOH AMERICAS HOLDINGS, INC.	(Possessed) Directly: 100%	Yes	Lending of funds	Lending of funds (Note 2)	25,382	Long-term loans	25,194
Subsidiary	RICOH EUROPE SCM B.V.	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	75,986	Accounts receivable — trade	15,792
Subsidiary	RICOH INDUSTRIE FRANCE S.A.S.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	38,504	Accounts receivable — trade	6,892
Subsidiary	RICOH ASIA INDUSTRY LTD.	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Purchase of products (Note 1)	85,601	Accounts payable — trade	7,483
Notes: Transaction conditions and policy in determining transaction conditions

1.	Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2.	Lending is determined each time through negotiations based on market prices.

3.	The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.

4.	Under the factoring agreement, the Company has transferred its payment obligations to Ricoh Leasing Company Ltd., with the consent of the payee.
Notes to Per-share Information

1. Net assets per share:	¥1,036.71
2. Basic net income per share:	¥13.39
Diluted net income per share:	¥13.07

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 19, 2011
The Board of Directors
Ricoh Company, Ltd.

KPMG AZSA LLC

Teruo Suzuki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryoji Fujii (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Junichi Adachi (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ investment and the notes to consolidated financial statement of Ricoh Company, Ltd. for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Ricoh Company, Ltd. and consolidated subsidiaries as of March 31, 2011 and the consolidated results of their operations for the year then ended, in conformity with Article 3, Paragraph 1 of the supplementary provisions of the Corporate Calculation Regulations (Ministry of Justice Ordinance, No.46, 2009) and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Section 1. of Significant Accounting Policies, Accounting Policies Regarding the Preparation of Consolidated Financial Statements, Notes to Consolidated Financial Statements).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Note:	The details of audit report on consolidated financial statements by the Board of Auditors are included in Transcript of Corporate Auditor’s Report on Consolidated Financial Statements (page 60).

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 19, 2011
The Board of Directors
Ricoh Company, Ltd.

KPMG AZSA LLC

Teruo Suzuki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryoji Fujii (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Junichi Adachi (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the nonconsolidated statement of income, the statement of changes in net assets and the notes to nonconsolidated financial statement, and its supporting schedules of Ricoh Company, Ltd. as of March 31, 2011 and for the 111th business year from April 1, 2010 to March 31, 2011 in accordance with Article 436(2)-1 of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor’s Report (originally issued in Japanese)
Corporate Auditor’s Report
The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2010 to March 31, 2011, and hereby reports as follows:
1. Auditing methods employed by Corporate Auditors and the Board of Corporate Auditors
The Board of Corporate Auditors prescribed audit policies, assignment of duties and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.
Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, assignment of duties, etc., communicated with Directors, staff of the internal audit sector, other employees, etc., strove to establish the environment for collecting information and auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also regularly received reports, from Directors, employees, etc., requested explanations from them whenever necessary, and expressed our opinions, for ensuring that the execution of duties by Directors described in the Business Report conforms to the related laws and regulations and the Articles of Incorporation, the details of the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies’ operations; and the status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, received business reports from subsidiaries whenever necessary. Based on the above methods, we examined the Business Report and the supporting schedules for the fiscal year under review.
Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of income, statement of changes in stockholders’ equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of income, statement of shareholders’ investment, and notes to financial statements).
2. Audit results
(1) Results of audit of Business Report, etc.
(i)	We hereby state that the Business Report and the supporting schedules fairly represent the Company’s conditions in accordance with the related laws and regulations and the Articles of Incorporation.
(ii)	With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.
(iii)
We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the contents of Business Report and the execution of duties by the Directors regarding the internal control system.

(2) Results of audit of non-consolidated financial statements and the supporting schedules
We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA LLC, and the results are appropriate.
(3) Results of audit of consolidated financial statements
We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA LLC, and the results are appropriate.

May 20, 2011

The Board of Corporate Auditors, Ricoh Company, Limited
Senior Corporate Auditor (Full-time)	Yuji Inoue	(seal)
Corporate Auditor (Full-time)	Shigekazu Iijima	(seal)
Corporate Auditor	Takao Yuhara	(seal)
Corporate Auditor	Tsukasa Yunoki	(seal)

Note:	Corporate Auditors Takao Yuhara and Tsukasa Yunoki are Outside Corporate Auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.